Exhibit (d)(7)

EXCLUSIVITY AGREEMENT

This EXCLUSIVITY AGREEMENT (this “Agreement”) is effective as of June 11, 2026 by and between SoundThinking, Inc., a Delaware corporation (the “Company”), and Transom Capital Group, LLC, a Delaware limited liability company (“Transom”). The Company and Transom are currently in negotiations relating to a possible acquisition of all the Company’s outstanding shares of common stock by Transom or an affiliate thereof (the “Proposed Transaction”). In consideration of the time, effort and money that Transom has expended in consideration of the Proposed Transaction, the Company and Transom, intending to be legally bound, hereby agree as follows:

1.
Exclusivity.  During the Exclusivity Period (as defined below), the Company hereby agrees that it will not, and will cause its subsidiaries and its and their respective executive officers and directors not to, and will not direct or authorize any of its other Representatives (as defined below) to, (a) agree to, undertake, solicit, initiate, facilitate or encourage any proposal, offer or inquiry from any party providing for any potential (x) sale, merger, consolidation or other business combination or transfer (directly or indirectly) of, or tender offer or exchange offer with respect to, the equity interests of the Company or any of its subsidiaries, that, if consummated in accordance with its terms, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act of 1934, as amended) beneficially owning 5% or more of the equity interests of the Company or its subsidiaries or (y) sale, license or other transfer of any assets of the Company or its subsidiaries outside the ordinary course of business, in each case other than (A) with Transom or its Representatives or (B) any sale of the assets primarily related to the CrimeTracer™ business of the Company (each of which pursuant to clauses (x) or (y), other than as covered by clause (A) or (B), shall be considered an “Acquisition Proposal”), (b) participate in any discussions or negotiations regarding, or furnish to any person any information or access to the books and records of the Company or any of its subsidiaries in connection with, or otherwise cooperate with, facilitate or encourage any effort or attempt by any person to effectuate or propose, an Acquisition Proposal or (c) enter into any agreement with respect to an Acquisition Proposal. The Company will, and will cause its subsidiaries to, and will direct its other Representatives to, immediately cease and cause to be terminated all discussions or negotiations with third parties (other than Transom and its Representatives) regarding an actual or potential Acquisition Proposal (including by, if applicable, promptly (and in any event within twenty-four (24) hours) terminating any such third parties’ access to any physical or virtual data room containing information of the Company). As of the date hereof, neither the Company nor any of its Representatives has entered into any agreement or accepted any commitment, in each case which remains currently in effect, providing for any Acquisition Proposal. If the Company or any of its Representatives (to the extent it becomes known to any of its directors or executive officers) receives a bona fide offer or inquiry providing for an Acquisition Proposal during the Exclusivity Period, the Company shall, as promptly as reasonably practicable (and in any event within twenty-four (24) hours), notify Transom in writing (email being sufficient) that such Acquisition Proposal has been received, including, to the extent permitted by the applicable confidentiality agreement executed prior to the date hereof, a summary of all material terms and conditions of such Acquisition Proposal; provided that the Company shall be required to disclose the financial terms of such Acquisition Proposal and shall not be obligated to disclose the identity of the person or group of persons making such Acquisition Proposal; it being understood that the Company may inform the party making such offer or inquiry of the obligations of the Company herein.  As used in this Agreement, (i) “affiliate” means, with respect to any person, any person that directly or indirectly controls, is controlled by or is under common control with such person, (ii) “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, (iii) “person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity or  other entity and (iv) “Representatives” means, with respect to any person, any affiliates of such person, and such person’s and its affiliates’ respective officers, directors, employees, partners, members, advisors (including financial advisors), accountants, attorneys, agents and other representatives.

2.
Exclusivity Period.  The term “Exclusivity Period” shall mean the period beginning on the date of this Agreement and ending on the earlier of (x) the execution of a definitive agreement providing for the Proposed Transaction, (y) 11:59 p.m., Pacific time, on July 10, 2026 or (z) the time that Transom or any of its Representatives acting on its behalf proposes in writing a reduction in the per share price payable to the Company’s stockholders in respect of such stockholders’ shares of common stock of the Company compared to the price per share proposed in the proposal letter of Transom dated June 9, 2026 (an “Adverse Price Proposal”); provided that in the case of this clause (z), the Exclusivity Period shall not terminate until the time at which the Company delivers to Transom a written notice specifying the termination of the Exclusivity Period for an Adverse Price Proposal.

3.
Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflict of law provisions thereof that would result in the application of the laws of any other jurisdiction. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such matter, any federal court located in the state of Delaware (as applicable, the “Chosen Court”), for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto, except in such courts, and further agrees that service of any process, summons, notice or document by registered mail to such party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court). Each party hereby irrevocably and unconditionally waives any objection that it may now or hereafter have to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY AGREES TO WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY HERETO WITH RESPECT TO ANY MATTER WHATSOEVER RELATING TO THIS AGREEMENT.

4.
Relief. The Company shall be liable and responsible for any breach of this Agreement by any of its Representatives for terms applicable thereto. The Company acknowledges that money damages and remedies at law would be inadequate to protect Transom against any actual or threatened breach of or failure to comply with this Agreement by the Company or by its Representatives and, without prejudice to any rights and remedies otherwise available to Transom, the Company acknowledges that Transom shall be entitled to seek specific performance, injunctive relief and other equitable remedies, and the Company further agrees to waive, and to cause its Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy.

5.
Severability. If any provision hereof or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

6.
Legal Effect. The terms of this Agreement are intended to, and shall be, binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Each party hereto acknowledges and agrees that this Agreement is not intended to, and does not create, any legally binding obligation on any party hereto or its affiliates to enter into definitive documents with respect to, or consummate or agree to consummate, the Proposed Transaction and that such an obligation will arise only upon the execution and delivery by the parties hereto of mutually acceptable definitive documentation with respect to a Proposed Transaction, subject to the terms and conditions set forth therein. This Agreement and the terms hereof shall be kept confidential in accordance with the terms of that certain letter agreement entered into by and between the parties hereto, dated as of April 28, 2026.

7.
Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

IN WITNESS WHEREOF, the parties have duly executed this Exclusivity Agreement as of the date first above written.

TRANSOM CAPITAL GROUP, LLC

By:	/s/ Russ Roenick
Name: Russ Roenick
Title: Managing Partner

SOUNDTHINKING, INC.

By:	/s/ Ralph Clark
Name: Ralph Clark
Title: Chief Executive Officer

[Signature Page to Exclusivity Agreement]

EXCLUSIVITY EXTENSION

July 10, 2026

SoundThinking, Inc.
39300 Civic Center Dr., Suite 300
Fremont, California 94538

Re: Exclusivity Extension

Reference is made to that certain Exclusivity Agreement (the “Exclusivity Agreement”), dated as of June 11, 2026, by and between SoundThinking, Inc. (the “Company”) and Transom Capital Group, LLC (“Transom”). Terms used but not defined herein shall have the meanings given to them in the Exclusivity Agreement.

1.
Amendment to Exclusivity Period. Clause (y) of the definition of Exclusivity Period in Section 2 of the Exclusivity Agreement is hereby amended and restated as follows: “(y) 11:59 p.m., Pacific time, on July 17, 2026”.

2.
Not Other Amendments. Except as expressly provided herein, all of the terms and provisions of the Exclusivity Agreement are and shall remain in full force and effect and Section 3 through Section 6 of the Exclusivity Agreement shall apply to this amendment mutatis mutandis.

3.
Counterparts. This amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

[Remainder of page intentionally left blank. Signature Page follows.]

Sincerely,

TRANSOM CAPITAL GROUP, LLC

By:	/s/ Russ Roenick
Name:	Russ Roenick
Title:	Managing Partner

SOUNDTHINKING, INC.

By:	/s/ Ralph Clark
Name:	Ralph Clark
Title:	Chief Executive Officer